

November 16, 2011

<u>Via E-mail</u>
Joseph L. Farmer, Esq.
General Counsel and Senior Vice President of Legal Affairs
AMAG Pharmaceuticals, Inc.
100 Hayden Avenue
Lexington, MA 02421

>   **Re: AMAG Pharmaceuticals, Inc. ("AMAG" or "the Company")**
>   **Preliminary Consent Revocation Statement on Schedule 14A filed**
>   **November 7, 2011**
>   **File No. 001-10865**

Dear Mr. Farmer:

We have reviewed the above listed filing and have the following comments.

<u>General</u>

1. Please characterize the following statements as your opinion or belief:

    - "MSMB Capital's interests are not aligned with the interests of the other stockholders of AMAG;" and
    - "MSMB Capital does not want an independent board. MSMB Capital wants a hand-picked board."

2. We note your statement throughout your filing in the introductory section and on pages 3, 5, 6 indicating that election of the MSMB Nominees would give "control of AMAG to a minority stockholder." Please qualify these statements as your opinion or belief and add disclosure clarifying that the MSMB Nominees would have fiduciary duties to all AMAG stockholders, not just to the nominating stockholder. In this regard, we note the disclosure on page iv of the preliminary consent statement filed by MSMB on November 15, 2011 indicating that, pursuant to the Nomination Agreements between MSMB and each of the Nominees, each Nominee has agreed, if elected, to serve as a director of AMAG and, in that capacity, to act in the best interests of the Company and its stockholders and to exercise independent judgment in accordance with his fiduciary duties.

Reasons to Reject the MSMB Proposal, page 5

3. In the first bullet point on page 7 of this section you state "[b]y seeking to replace the entire Board, MSMB Capital is indicating that the only viable alternative is to sell the Company because the proposed new Board would not have the operational knowledge of the Company required to successfully operate the Company. MSMB Capital is seeking to control any sale process to suit its interests." Please qualify this statement as your opinion or belief and add disclosure clarifying that the MSMB Nominees would have fiduciary duties to all AMAG stockholders, not just to the nominating stockholder. See comment two above.

*   *   *

Please direct any questions to Nandini Acharya at 202.551.3495 or to me at 202.551.3444. You may also contact me via facsimile at 202.772.9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
       Miguel J. Vega, Esq.
       Cooley LLP
       500 Boylston Street
       Boston, MA 02116-3736